EXHIBIT 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
(Dollars in millions)		2005		2004		2003		2002		2001
EXCLUDING INTEREST ON DEPOSITS:
Pre-tax income from continuing operations, as reported		$1,432		$1,192		$1,112		$1,555		$930
Share of pre-tax income (loss) of unconsolidated affiliates		16		39		11		(1)		14
Fixed charges		948		481		424		552		1,025
Earnings	(A)	$2,396		$1,712		$1,547		$2,106		$1,969
Interest on other short-term borrowings		$753		$315		$279		$426		$881
Interest on long-term debt, including amortization of debt issuance costs		100		68		69		71		93
Portion of rents representative of the interest factor in long-term leases (1)		95		98		76		55		51
Fixed charges	(B)	$948		$481		$424		$552		$1,025
Consolidated ratio of earnings to fixed charges, excluding interest on deposits	(A)/(B)	2.53	x	3.56	x	3.65	x	3.82	x	1.92	x
INCLUDING INTEREST ON DEPOSITS:
Pre-tax income from continuing operations, as reported		$1,432		$1,192		$1,112		$1,555		$930
Share of pre-tax income (loss) of unconsolidated subsidiaries		16		39		11		(1)		14
Fixed charges		2,080		993		796		1,050		1,881
Earnings	(C)	$3,528		$2,224		$1,919		$2,604		$2,825
Interest on other short-term borrowings and deposits		$1,885		$827		$651		$924		$1,737
Interest on long-term debt, including amortization of debt issuance costs		100		68		69		71		93
Portion of rents representative of the interest factor in long-term leases (1)		95		98		76		55		51
Fixed charges	(D)	$2,080		$993		$796		$1,050		$1,881
Consolidated ratio of earnings to fixed charges, including interest on deposits	(C)/(D)	1.70	x	2.24	x	2.41	x	2.48	x	1.50	x

(1)	The interest factor on long-term operating leases was estimated using one-third of rental expense. The interest factor on long-term capital leases was equal to the amount recorded as interest expense in the consolidated statement of income.